UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

PFSWEB, INC.
(Name of Subject Company)
PEREGRINE MERGERSUB I, INC.
(Offeror)
GXO LOGISTICS, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
717098206
(CUSIP Number of Class of Securities)

Karlis P. Kirsis
Chief Legal Officer
Two American Lane
Greenwich, CT 06831
(203) 489-1287
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Adam O. Emmerich, Esq.
Viktor Sapezhnikov, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒     third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission on September 21, 2023, by Peregrine MergerSub I, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of GXO Logistics, Inc., a Delaware corporation (“Parent”), and Parent.  The Schedule TO relates to the tender offer by Merger Sub for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of PFSweb, Inc., a Delaware corporation, for $7.50 per Share, in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 21, 2023 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged.  All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(A)   Social Media Post from September 22, 2023.
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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 21, 2023.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)
Press Release, dated September 14, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 14, 2023).*

(a)(1)(F)
Social Media Posts from September 14, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 14, 2023).*

(a)(1)(G)
Investor Relations Communication from September 14, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 14, 2023).*

(a)(1)(H)
Communication to PFSweb, Inc. Employees from September 19, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 19, 2023).*

(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on September 21, 2023.*

(b)	None.

(a)(5)(A)	Social Media Post from September 22, 2023.**

(d)(1)
Agreement and Plan of Merger, dated as of September 13, 2023, by and among PFSweb, Inc., GXO Logistics, Inc. and Peregrine MergerSub I, Inc.  (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PFSweb, Inc. with the Securities and Exchange Commission on September 14, 2023 (File No. 001-39254)).*

(d)(2)	Confidentiality Agreement, dated as of August 13, 2021, by and between PFSweb, Inc. and GXO Logistics, Inc., as amended as of April 28, 2023.*

(d)(3)	Amendment to Confidentiality Agreement, dated as of April 28, 2023, by and between PFSweb, Inc. and GXO Logistics, Inc.*

(d)(4)	Exclusivity Agreement, dated as of August 30, 2023, by and between PFSweb, Inc. and GXO Logistics, Inc.*

(g)	None.

(h)	None.

*   Previously filed.

** Filed herewith.
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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2023

PEREGRINE MERGERSUB I, INC.

By:	/s/ Karlis P. Kirsis
Name:	Karlis P. Kirsis
Title:	Vice President and Secretary

GXO LOGISTICS, INC.

By:	/s/ Karlis P. Kirsis
Name:	Karlis P. Kirsis
Title:	Chief Legal Officer

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